Press Release

04046910

RECEIVED

2004 DEC 22 A 11:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

DSM 🔷

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Tel. +31 (45) 578 2421, Fax +31 (45) 574 0680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

Avecia

Avecia, Public Affairs Group
P.O. Box 42, Blackley, Manchester, United Kingdom
Tel. +44 (161) 721 2890, Fax +44 (161) 721 5319
Internet: www.avecia.com
E-mail : enquiries@avecia.com

INVITATION TO DSM PRESS CONFERENCE

DSM will hold a press conference on the acquisition of NeoResins today, 14th December, at 10.45 hrs CET in the Okura Hotel in Amsterdam. Those interested can also follow the presentation via a live webcast at www.dsm.com and/or dial-in live at +31 20 531 5851 from 10.35 hrs.

39E   Heerlen (NL)/ Manchester (UK), 14 December 2004

DSM to acquire NeoResins from Avecia – important step in Vision 2005 strategy

Royal DSM N.V. and Avecia announced today that DSM intends to acquire NeoResins, the coating resins business of Avecia. It is anticipated that the closing will take place in the first quarter of 2005. The acquisition fits perfectly in DSM's strategy and means a substantial strengthening of DSM's coating resins business, part of the company's Performance Materials cluster.

DSM will pay Avecia a transaction price of EUR 515 million in cash. The transaction comprises the entire NeoResins business on a cash and debt free basis, including the acquisition of shares in 14 legal entities. NeoResins' sales in 2004 are expected to be around EUR 270 million with an EBITDA of approximately EUR 52 million. The company employs 635 people. The acquisition will be earnings per share enhancing as of year one.

NeoResins is a well-managed business enjoying high growth (around 6%) and high profit margins in attractive markets. Its growth is driven by increasing industry and consumer demand for environmentally friendly coating technologies. NeoResins will form part of the business group DSM Coating Resins and will trade as DSM NeoResins. The acquisition of NeoResins will add technically very advanced resins to DSM Coating Resins' portfolio. The business group will develop synergies over the coming period, in the fields of technology, markets, innovation and purchasing.

This transaction is subject to various external approvals and will be submitted to the works councils according to the usual procedures.

Peter Elverding, DSM's Managing Board Chairman, comments: *"I am delighted that DSM and Avecia have reached agreement. It is exactly the kind of acquisition DSM was looking for to finalize the portfolio transformation envisaged in our Vision 2005 strategy. It is an excellent fit since it will strengthen DSM's Performance Materials portfolio and increase our presence in high-growth specialties. The acquisition price is perfectly in line with the previously indicated range. With an EBITDA / sales margin of 20%, NeoResins will contribute immediately to DSM's*

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DEC 2 9 2004

THOMSON
FINANCIAL

earnings per share and profitability. Against this background, the multiple we will be paying for NeoResins is full but fair. The combination of DSM Coating Resins and NeoResins will be an innovative and leading producer in the market of environmentally friendly coatings and resins."

Jeremy Scudamore, Avecia's Chief Executive Officer commented: *"I am very pleased that we have reached this agreement with DSM. The acquisition will complement and strengthen DSM's position in coating resins and provide excellent opportunities for future business growth."*

About NeoResins

NeoResins is a worldwide technology leader in water-based acrylic and polyurethane resins for use in paints, coatings, adhesives and inks. It is headquartered in Waalwijk, the Netherlands.

NeoResins employs 635 people and has manufacturing sites in Waalwijk (Netherlands), Parets des Valles (Spain), Wilmington and Frankfort (United States). NeoResins' thrust towards specialty products is reflected in its significant investment in R&D (5% of annual sales; over 20% of employees working in R&D). The majority of NeoResins' sales are generated in Europe and the USA. The remainder is realized mainly in Asia. By far the greater part of sales is in the area of coating applications, with the remaining portion in graphic art and, to a lesser extent, adhesives.

About DSM Coating Resins

DSM Coating Resins is a global market leader in polyester resins for powder coatings, can coatings and coil coatings. DSM Coating Resins plays a leading role as a resins supplier to the decorative coatings, protective & maintenance coatings and industrial coatings markets. DSM Desotech, which forms part of DSM Coating Resins, is the world leader in glass fiber coatings. DSM Coating Resins had annual sales of EUR 406 million in 2003; it has production sites in Europe, USA and Asia and currently employs 790 people.

In all coating markets, ecological considerations and ever-stricter environmental legislation are playing an increasingly important role in product development. In line with the corporate DSM strategy, DSM Coating Resins wants to be among the best companies in the world in the area of safety, health and environmental management. As a leading, customer-oriented resins supplier, DSM Coating Resins gives high priority to designing resin systems with tomorrow's environmental requirements in mind.

DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales of approximately EUR 8 billion and employs around 25,000 people worldwide. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (0) 45 5782421
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Avecia, Public Affairs Group
Andrew Smalley
tel. +44 (0) 161 721 2441
fax +44 (0) 161 721 5139
e-mail enquiries@avecia.com

Avecia Investor Relations
Duncan McLellan
tel. +44 (0) 161 721 1228
email duncan.mclellan@avecia.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and Avecia management and information currently available to the companies. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM and Avecia do not guarantee that their expectations will be realized. Furthermore, DSM and Avecia have no obligation to update the statements contained in this press release.